May 21, 2026

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street NE
Washington, DC 20549

Re:	Independent Bank Corporation Registration Statement on Form S-4 File No. 333-295489

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Independent Bank Corporation, a Michigan corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to become effective pursuant to Section 8(a) of the Securities Act of 1933, as amended, at 4:00 p.m. EST on May 22, 2026, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our legal counsel, Kimberly A. Baber of Varnum LLP, at (616) 336-6851.

Very truly yours,

INDEPENDENT BANK CORPORATION

/s/ Gavin A. Mohr

Gavin A. Mohr
Executive Vice President and Chief Financial Officer

cc:  Kimberly A. Baber, Varnum LLP